SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated June 15, 2006
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X
Enclosure: Press release – ANGLOGOLD ASHANTI SIGNS LETTER OF INTENT WITH
INTERNATIONAL TOWER HILL MINES LIMITED

news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485
Corporate Affairs Department: \ 16th Floor \ 11 Diagonal Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6261 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com
AGA09.06
15 June 2006
ANGLOGOLD ASHANTI SIGNS LETTER OF INTENT WITH
INTERNATIONAL TOWER HILL MINES LIMITED
AngloGold Ashanti Ltd (JSE: ANG) is pleased to announce the signing of a Letter of Intent with International Tower Hill Mines Ltd. (TSXV: ITH) for the sale and option of all of
AngloGold Ashanti’s Alaskan mineral exploration properties and associated databases to ITH.
Under the terms of the agreement, AngloGold Ashanti will vend to ITH a 100% interest in six
Alaskan exploration properties (Livengood, West Pogo, Coffee Dome, Gilles, Caribou, and
Blackshell) covering a total of 246 km
2
. In consideration for the sale, ITH will issue to
AngloGold Ashanti 19.99% of its issued shares following the acquisition and the completion of equity financing to raise a minimum of US$10m for future exploration activities. ITH has initially arranged a non-brokered private placement for the issue of up to 8 million units
(comprising one common share and one-half common share warrant) at C$0.56 per unit, for gross proceeds of C$4.48m (approximately US$4m). Cardero Resource Corporation (TSXV:
CDU) has agreed to subscribe for 4 million units in this placement. ITH will be required to raise an additional approximately $US6m either prior to or concurrently with the closing of the deal with AngloGold Ashanti. AngloGold Ashanti will have the right to maintain its equity interest in ITH so long as such interest remains above 10%.
In addition to vending to ITH a 100% interest in these six exploration properties, AngloGold
Ashanti will also grant ITH the exclusive option to acquire a 60% interest in each of its LMS and Terra projects by incurring US$3m of exploration expenditure on each project within four years of the grant date of the option. Upon ITH having earned into its 60% interest in either
(or both) project(s), new Joint Ventures for each of these projects will be formed and
AngloGold Ashanti will have a period of 90 days in which to elect to increase its stake in either (or both) project(s) to 60% and become manager of the Joint Venture(s) by expending, at its option, an additional US$4m on each project during the subsequent two-year period.
Should AngloGold Ashanti elect not to increase its stake in either of the projects, it will have the option to either participate in the development of the project as a 40% contributing partner or to dilute according to standard industry formulae. AngloGold Ashanti will also have a 90-
day right of first offer with respect to any of ITH’s properties that it proposes to farm-out or otherwise dispose of.
Commenting on the transaction, Executive Officer: Business Development Richard Duffy said,
“The sale and option of our Alaskan mineral properties to ITH is in line with our objective of focusing our own greenfields exploration activities on other quality opportunities globally.
Whilst Alaska remains highly prospective for the discovery of new gold mines, our commitment in countries such as the DRC, Colombia, and Australia limit our ability to optimally develop these Alaskan projects. Through the envisaged cooperation with ITH, the exploration programmes at these projects will be accelerated and, as AngloGold Ashanti will retain a significant shareholding in ITH (in addition to JV rights and interests in the LMS and
Terra projects), our shareholders will have excellent upside exposure to any future discoveries made in Alaska by ITH”.

Closure of the transaction is subject to a number of conditions, including satisfactory due diligence results, execution of applicable formal documentation and regulatory acceptance on behalf of ITH.
ends
Queries:
North
America
Tel:
E-mail:
Andrea Maxey +1 212 750 7999
amaxey@anglogoldashanti.com
  +1 646 549 8992
South
Africa
Tel:
Email:
Michael Clements +27 (0) 11 637 6647
mclements@anglogoldashanti.com
  +27 82 339 3890
Disclaimer
Certain statements made during this presentation, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-
looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to AngloGold Ashanti's annual report on Form
20-F for the year ended 31 December 2005, which was filed with the Securities and Exchange Commission (SEC) on 17 March 2006. AngloGold
Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: June 15, 2006,
By: /s/ C R Bull
Name:  C R Bull
Title:      Company Secretary